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                                                                  Exhibit 2.0




                             SALE AND PURCHASE AGREEMENT


                                   BY AND BETWEEN


                                     TAMROCK OY


                                        AND


                                 GARDNER DENVER OY





                             DATED AS OF JUNE 30, 1997



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
                                Table of Contents
1.  SALE OF SHARES
2.  PURCHASE PRICE; PAYMENT
    2.1 Purchase Price
    2.2 Basis for Purchase Price
    2.3 Payment
    2.4 Adjustment Payment
    2.5 Inventory Accounts
    2.6 Delay Interest
3.  TITLE TO SHARES
4.  OTHER AGREEMENTS
    4.1 Inter-company accounts
        4.1.1 Overdue Payables and Trade Payables
        4.1.2 Inter-company Debt
    4.2 Release of Guaranties, Indemnities, and Like Arrangements; GDMI's undertaking
    4.3 Discharge of Directors' and Officers' Liabilities
    4.4 Objects of Art
    4.5 Supply and/or Licence Agreement
    4.6 Lease Agreement
    4.7 Confidentiality; Non-competition
    4.8 Intellectual Property
    4.9 Transition Services
    4.10 Bearer Notes
    4.11 No Claims
5.  CONDITIONS PRECEDENT FOR CLOSING
    5.1 Conditions Precedent of the Buyer
    5.2 Conditions Precedent of the Seller
    5.3 Lump Sum Payment
6.  CLOSING
7.  REPRESENTATIONS AND WARRANTIES OF THE SELLER
    7.1 Ownership
    7.2 Litigation
    7.3 Financial Statements; Books and Records
    7.4 Absence of Certain Changes
    7.5 Agreements; Orders
    7.6 Guarantees
    7.7 Intangible Assets
    7.8 Taxes
    7.9 Assets and Properties
    7.10 Environmental Matters
    7.11 Compliance
    7.12 Employment and Pension Agreements
    7.13 Product Warranty and Liability
8.  REPRESENTATIONS AND WARRANTIES OF THE BUYER
    8.1 Due Diligence Review and Full Access
    8.2 No Knowledge of Breach
9.  INDEMNITIES
    9.1 The Seller's Indemnity
    9.2 The Buyer's Indemnity
    9.3 Third Party Claims; Notification



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
    9.4 Breach Discovered Prior to Closing
    9.5 Claims
    9.6 Limitations on the Seller's Liability.
    9.7 Repayment
    9.8 Subrogation.
    9.9 Exclusive Remedy.
10. RELIANCE
11. MISCELLANEOUS
    11.1 Survival of Representations and Warranties.
    11.2 Stamp Duty
    11.3 Confidentiality
    11.4 Public Announcements
    11.5 Entire Agreement; Amendment
    11.6 Arbitration
    11.7 Notices
    11.8 Further Assurances


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Exhibit 2.2 Financial Information                            6
Exhibit 2.4 Bill of Sale                                     6
Exhibit 4.5 Supply Agreement                                 9
Exhibit 7.5.a Significant Agreements                        15
Exhibit 7.6 Loans and liabilities                           16


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THIS SALE AND PURCHASE AGREEMENT is made on this 30 day of June, 1997
BY AND BETWEEN

1. Tamrock Oy, a Finnish corporation, whose registered address is at P.O. Box 256, FIN-33101 Tampere, Finland, hereinafter referred to as the "Seller"; and

2. Gardner Denver Oy, a Finnish corporation, whose registered address is c/o Roschier-Holmberg & Waselius, Keskuskatu 5, FIN-00100 Helsinki, Finland, hereinafter referred to as the "Buyer".

WHEREAS:

(i) The Seller owns all of the issued and outstanding capital stock of Oy Tamrotor Ab, a joint stock company engaged in the manufacture and sale of screw compressors and registered in Finland, hereinafter referred to as the "Company".

(ii) The Seller wishes to sell and transfer and the Buyer wishes to buy and acquire on or before June 30, 1997, all 9,000 shares of a par value of FIM 1,000 each of the capital stock of the Company;

(iii) Both parties desire that the Company continues its operations and business as a viable and growing corporation; and

(iv) The Seller and Gardner Denver Machinery Inc. ("GDMI") have signed a Letter of Intent dated June 3, 1997 containing certain terms and conditions under which the transaction contemplated by this Agreement shall be consummated.

NOW, THEREFORE, the parties hereto agree as follows:

1.       SALE OF SHARES

            At the Closing, and on the terms and conditions hereinafter set forth, the Seller undertakes to sell and transfer, and the Buyer undertakes to purchase and accept the entire issued capital stock of the Company, consisting of 9,000 shares, numbers 1 - 9,000, each of a par value of FIM 1,000 (hereinafter referred to as the "Shares").

2.       PURCHASE PRICE; PAYMENT

2.1      Purchase Price

            The purchase price shall be FIM 95.114.440 (the "Purchase Price"). The Purchase Price shall further be subject to possible adjustments as provided for in Sub-Clauses 2.4. and
            2.5 and the amount of the actual tax liability of the Company, which shall be verified as of June 30, 1997. The tax liability has been estimated to be FIM 2,600,000 as of June 30, 1997. Any difference between the estimated and actual tax liability shall be paid to the Seller or the Buyer as the case may be, on a mark for mark basis.

            In addition to the Purchase Price the Buyer shall pay to the Seller all short term financial debt and long term financial debt (the "Inter-company Accounts") of the Company to the Seller group. As of June 27, 1997 the amount of the Inter-company Accounts was FIM 33.710.444.

2.2      Basis for Purchase Price
            The Seller has furnished to the Buyer and GDMI certain financial information including the

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            Company's statutory accounts as of December 31, 1996 and interim accounts as of March 31, 1997 and Rush Report as of April 30, 1997 attached as EXHIBIT 2.2, based on which the parties have signed the Letter of Intent and agreed upon the Purchase Price. The Purchase Price is based on actual figures in this financial information including provisions for income and other taxes, and not on estimated, budgeted or otherwise calculated figures.

2.3      Payment

            On the Closing Date the Buyer shall pay the Seller by wire transfer the Purchase Price and the Inter-company Accounts.
            The parties shall further execute a Bill of Sale for purposes of stamp duty payment by the Buyer in accordance with EXHIBIT 2.4

2.4      Adjustment Payment

            Following the verification of the actual tax liability of the Company, the due diligence review conducted by the Buyer and GDMI, and the completion of the inventory procedure as pursuant to Sub-Clause 2.5, the Purchase Price may be adjusted under the terms and conditions set forth in Sub-Clauses 2.1,
            2.4 and 2.5.

            1. The Purchase Price may be adjusted only if the material furnished to the Buyer prior to the signing of the Letter of Intent is materially inaccurate as compared to the information furnished to the Buyer and GDMI for purposes of the Buyer's and GDMI's due diligence review ("Material Inaccuracy"). For purposes of determining the Material Inaccuracy, such materially inaccurate material shall have an effect of at least FIM 1,000,000 on the interim account to be made as of June 30, 1997. The Purchase Price may then be increased or decreased as the case may be ("Adjustment Payment") for the total amount of the Material Inaccuracy.

            2. The party claiming the Adjustment Payment shall deliver to the other party, within thirty five (35) calendar days after the Closing, the detailed basis in writing for the Material Inaccuracy and the amount of the subsequent Adjustment Payment.

            3. If the other party has no objection to the Material Inaccuracy that other party shall make the Adjustment Payment by wire transfer within thirty (30) calendar days after receipt of the deliveries described in paragraph 2.4.2.

            4. If the other party objects to the Material Inaccuracy that other party shall within thirty (30) calendar days after receipt of the deliveries specified in paragraph 2.4.2 notify the claiming party in writing of such objection, and deliver to the claiming party the other party's particulars forming the basis for the objections.

            5. If the parties thereafter agree on the Purchase Price, the appropriate party shall within five (5) calendar days after such agreement make the Adjustment Payment by wire transfer. If the claiming party does not agree with the other party's objection of the Adjustment Payment, then the claiming party shall, within thirty (30) calendar days after receipt thereof, notify the other party in writing of such fact.

            6. Any disagreement about the Material Inaccuracy and the Adjustment
               Payment between the parties remaining after the procedures set out above shall then be submitted by either party for resolution

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               to Ernst & Young or any other firm of independent certified public accountants of international standing as is agreed to in writing by the Buyer and the Seller (the "Independent Accountants"). Each party shall furnish, at its own expense, the Independent Accountants and the other party with such documents and other written information as the Independent Accountants may request or deemed relevant by either party. The Independent Accountants shall have the right to ask such questions and conduct such examination as they deem necessary.

            7. The Independent Accountants shall, within thirty (30) days after completion of the proceedings set forth in paragraph 2.4.6 above, render their decision on the question and their determination of the Purchase Price in writing and such decision shall be final and binding on the parties. The Buyer or the Seller, as appropriate, shall within five (5) calendar days after such decision, make the Adjustment Payment by wire transfer as determined by the Independent Accountants. The fees for the Independent Accountants shall be shared equally between the parties.

2.5      Inventory Accounts

            The Company and its accountants shall on the Buyer's request undertake a physical inventory of the Company as of June 30, 1997, and the Buyer and its accountants shall be given the possibility to participate in such physical inventory. The Buyer shall within thirty five (35) days from June 30, 1997 prepare and deliver to the Seller an accounting of the value of the Inventory prepared in accordance with the accounting principles applied in the statutory accounts of the Company as of December 31, 1996 (the "Inventory Accounts"), based on which the Purchase Price may be adjusted as provided for herein. The parties acknowledge, that the costs for conducting the inventory and for the Inventory Accounts shall be borne by the Company.

            The Buyer shall have the right to dispute the Inventory Accounts and both the Seller and the Buyer shall have the right to claim an adjustment to the Purchase Price to the extent that the inventory value as shown in the Inventory Accounts or corrected Inventory Accounts differs in excess of FIM 500,000 from the amount of the inventory in the interim accounts of the Company as of June 30, 1997. The adjustment, if any, shall be on mark for mark basis for the part in excess of FIM 500,000.

2.6      Delay Interest

            Any payment described in this Clause shall not bear interest until a date which is five (5) business days after the final agreement or award concerning the Adjustment Payment. From that date the Adjustment Payment shall bear interest until the date paid in full at an annual interest rate equal to eleven
            (11) per cent. (%).


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3.       TITLE TO SHARES

            The title to the Shares shall pass to the Buyer at Closing, when the Purchase Price has been paid and duly received by the Seller.

4.       OTHER AGREEMENTS


4.1      Inter-company accounts


4.1.1    Overdue Payables and Trade Payables

            At or prior to the Closing, the Company shall pay to the Seller, and the Seller shall pay to the Company all their respective ordinary course trade payables owing to the Company or the Seller, as the case may be, which are past due (the "Overdue Payables"). Any ordinary course trade payables of the Company owing to the Seller, and of the Seller to the Company, which are not past due shall be and remain as obligations of the Company and the Seller, as the case may be, payable in accordance with their terms (the "Trade Payables").

4.1.2    Inter-company Debt

            As used in this Agreement, "Inter-company Debt" shall mean all amounts (whether due or not) owing by the Company to the Seller or by the Seller to the Company other than the Overdue Payables and the Trade Payables.

            At or prior to the Closing, the Company and the Seller shall pay the Inter-company Debt owing to the other, as the case may be, inclusive of the Deductible Debt owing to the Seller.

4.2 Release of Guaranties, Indemnities, and Like Arrangements; GDMI's undertaking

            1. Within sixty (60) days after the Closing the Buyer agrees to (i) arrange for the release of the Seller from all guaranties, indemnities, letters of comfort, liens and other obligations which the Seller has granted to third parties for the benefit of the Company and to (ii) complete all necessary action to cause the relevant agreements and undertakings to be assigned to the Buyer in order for the Buyer to assume liability therefor.

            2. The Seller shall assist, to the extent possible, the Buyer in assigning the relevant contracts and undertakings and in obtaining the consents, approvals and authorities that may be necessary in connection therewith.

            3. The Buyer and GDMI hereby jointly and severally agree to indemnify and hold the Seller harmless from and against any liabilities or responsibilities as well as any costs, damages or expenses (including attorney's fees) which the Seller may incur as a consequence of any claim pursuant to guaranties, indemnities, letters of comfort, liens and other obligations of the Company and its subsidiaries as set forth in paragraph 4.2.1. Such undertaking shall be valid and effective until the Seller has been released from all such commitments and has been notified in writing by the Buyer of such release.


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4.3      Discharge of Directors' and Officers' Liabilities

            At a meeting of Shareholders of each of the Company and its subsidiaries to be held at the Closing, the Buyer shall cause to be adopted resolutions replacing all former Board Members of the Company and its subsidiaries not employed by the same with new members nominated by the Buyer. Such replaced members shall be released from liability in respect of the individual's capacity as a Board Member.


4.4      Objects of Art

            All paintings, statues or other objects of art in possession of the Company are excluded without any charges from the Company's assets and retained by the Seller, not, however, including such objects of art which the Company has acquired during three years preceding the Closing Date. All paintings, statues or other objects of art in possession of the Company and retained by the Seller shall be returned to the Seller by August 31, 1997.

4.5      Supply and/or Licence Agreement

            The Buyer on behalf of the Company and the Seller shall agree on terms and conditions for the continuance of delivery to the Seller or its designates compressor screw elements, parts and spares for use in the Seller's rock drilling equipment, on normal commercial terms as agreed between the Seller and the Company as set forth in EXHIBIT 4.5.

4.6      Lease Agreement

            With respect to the lease agreement entered into between the Company and Tampellan Elakesaatio s.r., the parties acknowledge, that nothing contained in this Agreement or in the transactions contemplated hereby shall impair the rights of Tampellan Elakesaatio s.r. towards the Company under the lease agreement.

4.7      Confidentiality; Non-competition

            For a period of five (5) year the parties and GDMI hereby undertake, and the GDMI shall procure that the Buyer and Company undertakes, not to divulge or use whether directly or indirectly, for its own benefit or for the benefit of any person, corporation or business entity other than the Seller, the Buyer or the Company, as the case may be, any information or knowledge concerning the operations of the Seller or the Company, not in the public domain or generally known without the written consent of the other party. The Seller, the Buyer and GDMI shall, however, have a right to include information relating to the Company and its business operations in any public announcements as described in Sub-Clause 11.4. Furthermore the Seller shall not be bound by the undertaking herein concerning technical data and performance of the Company's products when directly or indirectly promoting the sales of the Company's products in the Seller's ordinary course of business.

            The Seller hereby undertakes for a period of five (5) year from the Closing not without the written consent of the Buyer to directly or indirectly engage in, assist or have any active interest in, own any assets or shares in or act as an agent or as an advisor or consultant to any person, corporation or business entity, which is or is about to become engaged in any business competing with the Company. However, nothing in this paragraph shall interfere with any right the Seller may have pursuant to the Supply Agreement to be entered into between the Company and the Seller.

4.8      Intellectual Property

            Except as provided herein, the Buyer and the Company shall not use the name "Tamrock" or "Tampella" with respect to the Company or the Buyer. For a period of two years from the Closing Date, the Company shall, however, be entitled to use existing advertisements, brochures, literature, packaging materials and other business supplies that use the name "Tamrock" or "Tampella".

            The Seller shall be entitled to use existing advertisements, brochures, literature and other business material that use or include the Company's name for a period of two years from the Closing Date.

            After the Closing the Company shall retain the right to use the name "TAMROTOR". The name "TAMROTOR" shall, however after a period of twelve (12) months from the Closing be used in a distinctly different manner concerning its typography, logotype, colour and perception as compared to the Seller and the Seller's group of companies.

            With respect to any intangible assets Which are used by the Seller and the Company and which are not transferred to the Buyer or the Company pursuant to this Agreement, the parties may agree on a License Agreement, which shall set forth the agreement of the parties concerning the use by the Buyer or the Company of such intangible assets. With respect to such intangible assets used by the Company which are licensed by a third party to the Seller or any of its subsidiaries, and which license precludes the transfer or use of such intangible assets by the Buyer or the Company, it is agreed by the parties that the Buyer shall not acquire any rights to such intellectual property.

            With respect to the patent concerning compressor capacity control (a copy of which regarding the US patent has been furnished to the Buyer) if owned by the Seller, the Seller shall grant a royalty free license concerning such patent. At the request of the Buyer the parties shall arrange for, as soon as practicable after such request, the transfer of such patent to the Company. All costs for such a transfer shall be borne by the Buyer.

            The parties acknowledge, that the Company is a party to a license agreement with Svenska Rotor Maskiner AB, under the terms of which royalty payments are due, and which has been shown to the Buyer.

4.9      Transition Services

            The Seller shall provide the Buyer such legal, accounting, tax, treasury, information services, computer, and human resources services relating to the Company for such a period as the Buyer may need not, however, longer than one hundred and eighty (180) days, on present terms and conditions as applied between the Seller and the Company. The Company shall pay to the Seller all reasonable costs for such services against invoice.

4.10     Bearer Notes

            The bearer notes in the total amount of FIM 20.000.000 registered on the Company's assets shall be transferred to the Company at the Closing.

4.11     No Claims
            The Seller confirms by the signing of this Agreement that the Board members of the Company and its subsidiaries have no claims for fees or other payments towards the Company or its subsidiaries.


5.       CONDITIONS PRECEDENT FOR CLOSING

            The obligations of the parties to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the conditions precedent specified in this Clause 5 unless waived by the party in favour of which the condition concerned has been agreed upon.

5.1      Conditions Precedent of the Buyer

            1. The Seller shall have performed and complied in all material respects with its obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.

            2. The Seller and, as applicable, the Company shall have taken all necessary corporate action to approve and authorise this Agreement and all the transactions and undertakings required or contemplated under this Agreement.

            3. The representations and warranties made by the Seller in this Agreement shall be true and correct in all respects as of the date of execution of this Agreement and as of the Closing Date.

            4. The Seller shall have delivered to the Buyer

            (i) stock certificates representing all of the Shares, which certificates shall be duly endorsed in blank;

            (ii)     the share and shareholders' registers of the Company;
                     and

            (iii)    the bearer notes in the total amount of FIM
                     20.000.000 registered on the Company's assets.

            5. The Seller and the Company shall have executed the Supply
               Agreement referred to in Sub-Clause 4.5.

            6. The Company and the Seller shall have paid the Overdue
               Payables and Inter-company Accounts to each other.

5.2      Conditions Precedent of the Seller

            1. The Buyer shall have performed and complied in all material respects with all of its obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.

            2. The Buyer shall have furnished to the Seller a parent
               company guarantee as set forth in Sub-Clause 4.2.

            3. The Seller and the Company, shall have executed the Supply
               Agreement referred to in Sub-Clause 4.5.

            4. The Buyer shall have taken all necessary corporate action to approve and authorise this Agreement and all transactions and undertakings required or contemplated under this Agreement.

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            5. The representations and warranties made by the Buyer in this Agreement shall be true and correct in all respects as of the Closing Date.

5.3      Lump Sum Payment

            If all conditions referred to in Sub-Clause 5.1 have been fulfilled timely and the Buyer refuses to close the Buyer will pay the Seller a lump sum of USD one million (1,000,000) as compensation for all and any damages and disturbances caused to the Seller. The Parties confirm that this provision supersedes and replaces in all respects the obligations of the Buyer under the Letter of Intent.

6.       CLOSING

            Subject to the fulfilment of the conditions precedent set forth in Clause 5 herein, the Closing shall take place on June 30, 1997 (the "Closing Date"). As used in this Agreement, "Closing" shall mean the conference to be held at 15:00 P.M., Finnish Time, on the Closing Date at the offices of Roschier-Holmberg & Waselius in Helsinki, (or such other time and place as the parties may mutually agree to in writing), at which the transactions contemplated by this Agreement shall be consummated and become effective.

            At the Closing the following shall take place:

            1. The Buyer shall pay to the Seller the Purchase Price by wire transfer in accordance with Sub-Clause 2.3.

            2. The Buyer shall deliver to the Seller the parent company guarantee as set forth in Sub-Clause 4.2.

            3. The Buyer shall deliver to the Seller certified copies of all appropriate resolutions, consents and other instruments required in connection with the execution and delivery of this Agreement by the Buyer.

            4. The Seller shall deliver to the Buyer a certificate
               certified by the Board's secretary Mr. Kai Miesmaki, that the Board of Directors of the Seller has made all appropriate resolutions required in connection with the execution and delivery of this Agreement by the Seller.

            5. Simultaneously with the receipt of the Purchase Price the
               Seller shall assign and deliver to the Buyer the share certificates relating to the Shares, duly endorsed by the Seller and free and clear of any encumbrances as well as the share and shareholders' registers of the Company.

7.       REPRESENTATIONS AND WARRANTIES OF THE SELLER

            For purposes of this Agreement the "Seller's knowledge" shall mean the actual knowledge of Mr Kai Miesmaki, Mr Kimmo Laine, Mr Veli Kronqvist and concerning the bookkeeping and closing of accounts and interim accounts of the Company and its subsidiaries Ms Eija Aaltonen.

            The Seller represents and warrants to the Buyer that

7.1      Ownership

            The Seller is the owner of good and marketable title to all of the Shares, which represents all of the issued and outstanding capital stock of the Company. The Seller has full right, power and authority to sell and assign the Shares to the Buyer, and there are no pledges, charges or other encumbrances relating to the Shares which might limit the Seller's right to sell and assign the Shares to the Buyer. The Shares are free and clear of all restrictions on the ability to vote the Shares. Upon delivery of the certificates for the Shares by the Seller, the Buyer will acquire good and marketable title to the Shares. There are no outstanding options or other rights to acquire any capital stock of the Company. The Company is a corporation validly organised and existing under Finnish law.

7.2      Litigation

            There is no litigation or arbitration proceeding of any kind pending or to the Seller's knowledge threatened against the Company or its subsidiaries, which might have a materially adverse effect on the Company's or the subsidiaries' business.


7.3      Financial Statements; Books and Records

            The financial information of the Company furnished to the Buyer and referred to in Sub-Clause 2.2 have been prepared in compliance with the current legislation and according to generally accepted accounting practice applicable in Finland as consistently applied by the Seller. The financial information is correct and complete and fairly reflects the assets, liabilities and operations of the Company and have been maintained in accordance with sound business practices.

            The information relating to the Company and its subsidiaries as disclosed to the Buyer is true and correct in all material respects, and the Seller has not omitted to disclose any information which could materially affect the Buyer's decision to enter into this Agreement.

            The Buyer has received or will receive any and all documents which are necessary for the continuance of the business of the Company.

7.4      Absence of Certain Changes

            Since the annual accounts as of December 31, 1996 of the Company there has not been, nor will there from the date hereof until the Closing without the written consent of the Buyer be

            (i) any material adverse deviation by or within the Company or its subsidiaries from the ordinary course of the day to day business carried on by the same in accordance with good and sound business practice;

            (ii) any material adverse change in the financial conditions, assets, liabilities or prospects or the Company or its subsidiaries;

            (iii) any material adverse change in the relationship with the customers, suppliers or employees of the Company or its subsidiaries;

            (iv) any material adverse destruction or loss of or damage to any property of the Company or its subsidiaries whether or not covered by insurance;

            (v) any agreement or transaction for the sale or acquisition of material assets required by the Company or its subsidiaries for the conduct of their business, except in the ordinary course of business or normal commercial terms or conditions (including in particular, any material deviation from pricing terms consistently applied heretobefore);

            (vi) any material change in the accounting systems, policies, principles or practices of the Company or its subsidiaries; or

            (vii) any declaration or payment of dividend or group contribution by or to the Company or its subsidiaries.

7.5      Agreements; Orders

            (a) All significant agreements (including in particular all distribution agreements) entered into by the Company or its subsidiaries including any orders involving the Company or its subsidiaries are listed in EXHIBIT 7.5.A. The significant agreements are to the Seller's knowledge valid and binding in accordance with their respective terms and do not contain any extraordinary terms or conditions outside the ordinary practice of the Company's or its subsidiaries business. The Company and its subsidiaries are not, to the Seller's knowledge, in default in any material respect in the performance of any of their respective obligations under any agreement or contract and to the Seller's knowledge no event has occurred (whether with or without notice, laps of time, or both) which would constitute a default thereunder by the Company or its Subsidiaries).

            (b) Other than the agreements where the Company or its subsidiaries is a party, and which have been furnished to the Buyer for its due diligence review, there are to the Seller's knowledge no material contracts or commitments made with any third party which cannot be terminated on less than a twelve
            (12) months notice.

7.6      Guarantees

            To the Seller's knowledge the Company is a guarantor or indemnitor of no other person except in the ordinary course of business. Other than disclosed to the Buyer in EXHIBIT 7.6 and in this Agreement there are no loans, guarantees or undertakings given to or other agreements made with any third parties for which the Buyer might become liable or which could have a materially adverse effect on the business of the Company, and since December 31, 1996 until Closing there has not been any additional debt or liabilities incurred by the Company except for in the ordinary course of business.

7.7      Intangible Assets

            Except the patent referred to in Sub-Clause 4.8 the Company and/or its subsidiaries own all intellectual property necessary to manufacture the products presently manufactured and produce the services presently produced, and to distribute and sell such products and services in any country where business presently in conducted.

            To the Seller's knowledge, there is no claim or infringement, violation or breach by the Company of any domestic or foreign patents, trade marks, copyrights or any other intellectual property rights owned or controlled by others (collectively "Others' Intellectual Property"). There is to the Seller's knowledge no basis upon which a claim can successfully be asserted against the Company or its subsidiaries for infringement, violation or breach of any part of Others' Intellectual Property.

7.8      Taxes

            All tax and information returns required have been filed by the Company with the appropriate authorities. The tax liabilities for the relevant periods and provision in full has been made for any tax liability in the accounts of December 31, 1996 and in the interim accounts as of June 30, 1997. There are no tax audits currently pending against the Company or its subsidiaries.

            The Company and its subsidiaries are not and will not be subject to any liability, including but not limited to back taxes ("jalkiverot") or penalty pertaining to the time prior to June 30, 1997 directly or indirectly imposed or assessed under any fiscal, withholding, social security, customs or revenue collecting or similar authority which has not been fully paid for or reserved for in the financial information furnished to the Buyer, and to the Seller's knowledge (i) no matters are known or disputes exist, or (ii) will be forthcoming, with any such authority, which may result in the payment of any such liability or penalty by the Company or its subsidiaries or in the increase of any of their taxation liability.

7.9      Assets and Properties

            The Company and its subsidiaries have exclusive title to all assets recorded in the accounts of December 31, 1996, and the interim accounts as of April 30, 1997, except for such assets which have been sold at ordinary market terms in the ordinary course of business after December 31, 1996. None of the assets are subject to any liens, mortgages, charges or other encumbrances, except as noted in such accounts.

            The Company and its subsidiaries own or lease, and will to the Seller's knowledge, following the consummation of the transactions contemplated by this Agreement continue to own and lease all the assets and rights including the Intellectual Property with which the business of the Company has been conducted.

7.10     Environmental Matters

            The Company and its subsidiaries are in compliance with all environmental and health and safety laws, regulations and ordinances ("Environmental Laws") and all environmental permits and other permits or licenses issued by any governmental authority charged with the administration of Environmental Laws ("Environmental Permits"). The Company and its subsidiaries have not made or committed any act, nor has the Company or its subsidiaries failed to take any act when legally required to do so which, with or without notice or passage of time, or both, would constitute a violation of any Environmental Law. All toxic and hazardous substances, products or waste ("Hazardous Substances") generated by the Company or its subsidiaries have always been and currently are disposed of in compliance with applicable Environmental Laws in effect now or at the time of such disposal, and, where applicable, pursuant to and in accordance with all Environmental Permits.

            The Company is in possession of all Environmental Permits required for the conduct or operation of its businesses (or any part thereof) and is in compliance with all of the requirements and limitations included in such Environmental Permits. All such Environmental Permits are in full force and effect.

7.11     Compliance

            1. All authorisations and approvals necessary for the due
               conduct of the business of the Company and its subsidiaries have been duly obtained and are in full force and effect, and the entry into and the consummation of this Agreement will, to the Seller's knowledge, not cause any termination, revocation, suspension or revocation thereof, nor has there to the Seller's knowledge been any violation of any such authorisations or approvals of any terms thereof.

            2. The Company and its subsidiaries have been and are in
               full compliance with all laws and regulations applicable to it, including terms and conditions set in any authorisations and approvals, and with the requirements of all applicable agencies and authorities, and the Company and its subsidiaries have obtained all applicable authorisations and approvals which are required by such laws.

7.12     Employment and Pension Agreements

            1. To the Seller's knowledge no key employees of the Company and its subsidiaries ("Key Employees") have announced his or her termination of his or her position or employment with the Company or its subsidiary.

            2. Full provision has been made in the accounts as of
               December 31, 1996 and the interim accounts of June 30, 1997 for the full amount of all present and future liabilities in respect of the employment or pension undertakings to be paid to current or former directors, officers, or other employees of the Company. The pension liability of the Company and its subsidiaries is fully paid and the Company and its subsidiaries will not incur any costs in respect of any pension liability out of employment before the Closing Date.

            3. There are no pending or to the Seller's knowledge
               threatened labour claims or litigation in respect of the Company or its subsidiaries.

            4. To the Seller's knowledge no negotiations are required to be held by the Company or its subsidiaries with trade unions or collective bargaining agreements or under any statutory requirements as a result of the transaction contemplated by this Agreement and no information relating thereto is, to the Seller's knowledge required to be conveyed to such trade unions under collective bargaining agreements or under statutory requirements.

7.13     Product Warranty and Liability

            To the Seller's knowledge no claims in respect of any product, manufactured or sold or any service delivered by the Company or its subsidiaries is unsettled or is subject to any dispute between the Company, its subsidiaries and any third party and there are to the Seller's knowledge no pending or threatened product liability claims with respect to any such product or service, nor is the Company or its subsidiaries to the Seller's knowledge aware of any grounds for any material product liability claims.

8.       REPRESENTATIONS AND WARRANTIES OF THE BUYER

            The Buyer hereby agrees and represents and warrants to the Seller that

8.1      Due Diligence Review and Full Access

            The Buyer has been granted access to the Seller's and the Company's employees, auditors, facilities and records (including auditors' reports, memoranda and letters) to conduct the due diligence as the Buyer has deemed necessary or appropriate, and the Seller has permitted representatives of the Buyer to have access to premises, properties, books, records, contracts and documents of or pertaining to the Company as deemed necessary by the Buyer. The parties acknowledge, that the Buyer has had full access to material in relation to the Company as well as opportunity to interview, ask questions and receive answers from the Company and the Seller as well as their auditors, for the Buyer's due diligence review.

            The Buyer has received and reviewed the Company's audited financial statements and other financial information as set forth in Sub-Clause 2.2, which have included the Company's loan and liability status.

8.2      No Knowledge of Breach

            The Buyer hereby acknowledges and represents and warrants to the Seller that, on the basis of its due diligence review of the Company and its subsidiaries, as of the Closing Date, the Buyer has not gained knowledge of any facts that it believes that would constitute a breach of any of the representations and warranties of the Seller contained in this Agreement. Nothing contained in the preceding sentence shall serve as a waiver of any rights the Buyer may have to indemnification in accordance with the provisions in Clause 9 of this Agreement.

9.       INDEMNITIES

9.1      The Seller's Indemnity

            The Seller hereby indemnifies and holds the Buyer harmless from and against, and agrees to reimburse the Buyer for any damages and expenses which the Buyer or the Company may incur or become subject to as a result of or in connection with any breach of any of the representations and warranties made by the Seller in this Agreement or any failure by the Seller or its Subsidiaries to perform or honour, any of its covenants, agreements, or liabilities under this Agreement.

            In addition to the Seller's representations and warranties regarding environmental matters set forth in Sub-Clause 7.10, the Seller hereby indemnifies and holds the Company and the Buyer harmless, and agrees to reimburse the Buyer for any damages and expenses which the Buyer and the Company may incur or become subject to, as a result of violations of any Environmental Law, including any materials or conditions which are regulated or addressed under any Environmental Law and required to be effected by a competent environmental authority, or liabilities arising under any Environmental Law based on any events, occurrences or conditions in existence prior to the Closing (including any spreading or contamination).

            Events, occurrences, or liabilities shall be deemed to exist prior to Closing only based upon the procedure set forth in this paragraph. The Buyer shall cause to be conducted a Phase II environmental audit on the Company's and its subsidiaries' premises and shall furnish the written report on such Phase II audit forthwith to the Seller. The Seller may then at its discretion elect to comply with the suggestions of the Phase
            II report or not to comply with them. If the Seller does not comply with suggestions in the Phase II report, and if any relevant authority later makes any notification or demand regarding an environmental event, occurrence or condition that is referenced in the Phase II report, then it shall be the Seller's responsibility to the extent that environmental event, occurrence or condition is referenced in the Phase II report and with the limitations set forth in this Clause 9, to take appropriate remedial action in response to such notification or demand, or to indemnify the Buyer under the preceding paragraph if the Buyer has incurred any cost or expense in that regard. Nothing herein shall prevent the Seller from defending, at its expense, against any such notification or demand if it desires to do so, it being understood and agreed that the Buyer shall not have any obligation to so defend and, as between the Seller and the Buyer, shall not be responsible for any costs of any such defensive action.

9.2      The Buyer's Indemnity

            The Buyer hereby indemnifies and holds the Seller harmless from and against, and agrees to reimburse the Seller for any damages and expenses, which the Seller may incur or become subject to as a result of, or in connection with any breach of any of the representations and warranties made by the Buyer in this Agreement, or any failure by the Buyer to perform or honour any of its covenants, agreements, or liabilities under this Agreement.

9.3      Third Party Claims; Notification

            The indemnified party shall forthwith upon having become aware of all relevant particulars in order to make a reliable assessment of the matter concerned give the other party a written notice in reasonable detail of any claim, ("Claim") for which indemnification will be sought under Sub-Clauses 9.1 or 9.2. If the Claim is a third party Claim, the indemnifying party will have the right at its expense to assume, control and direct the defence thereof using counsel selected by the indemnifying party.

            The indemnified party shall have the right to monitor, at its own expense, any third party Claim. In connection with any third party Claim, the parties shall co-operate with each other and provide each other with access to relevant books and records in their possession. No third party Claim shall be settled without the prior written approval of the indemnified party.

            If a firm written offer is made to settle any third party Claim and the indemnifying party proposes to accept such settlement and the indemnified party refuses to consent to such settlement, then:

            1. The indemnifying party shall be excused from, and the
               indemnified party shall be solely responsible for, all further defence of such third party Claim;

            2. The maximum liability of the indemnifying party relating to such third party Claim shall be the amount of the proposed settlement if the amount thereafter recovered from the indemnified party on such third party Claim is greater than the amount of the proposed settlement; and

            3. The indemnified party shall pay all attorneys' fees and legal costs and expenses incurred after rejection of such settlement by the indemnified party, but if the amount thereafter recovered by such third party from the indemnified party is less than the amount of the proposed settlement, the indemnified party shall be reimbursed by the indemnifying party for such attorneys, fees and legal costs and expenses up to a maximum amount equal to the difference between the amount recovered by such third party and the amount of the proposed settlement.

9.4      Breach Discovered Prior to Closing

            The Buyer shall notify the Seller prior to the Closing, of any facts that it believes would constitute a breach of the warranties, representations, undertakings and obligations of the Seller under this Agreement of which the Buyer has actual knowledge prior to the Closing.

9.5      Claims

            Any and all Claims shall be made in writing as follows:

            (a) Claims regarding title to the Shares and taxes under Sub-Clauses 7.1 and 7.8 shall be made within sixty (60) days after the final assessment of such taxes and/or liabilities; and

            (b)    all other Claims shall be made within nine
            (9) months after the Closing Date, except that any Claims concerning environmental liabilities may be made within three (3) years after the Closing Date.

            Any claim not made and notified as required under Sub-Clause 9.5 (a) - (b) shall be conclusively and finally deemed to be waived.

9.6      Limitations on the Seller's Liability.

            The Seller shall not be liable for any Claim for indemnification under this Agreement:

            1. unless the Claim is in excess of FIM 250,000;

            2. unless and only to the extent the aggregate amount of
               all Claims exceeds FIM one and one half (1,500,000) million in the aggregate, in which event the liability of the Seller shall be limited to the amount in excess of FIM one and one half (1,500,000) million;

            3. to the extent the aggregate amount of all Claims exceeds
               FIM fifteen million five hundred thousand (15,500,000);

            4. in respect of any Claim if and to the extent that such
               Claim is provided for, reserved against or otherwise reflected or noted in the financial information or any exhibits to this Agreement furnished to the Buyer;

            5. in respect of any Claim that is contingent, unless and
               only to the extent such contingent Claim becomes an actual liability and is due and payable;

            6. in respect of any Claim for loss or damage to the extent such loss or damage is caused by any act, omission or transaction of the Buyer, its subsidiaries or affiliates, employees or assistants after the date hereof, including a change in the nature of, or in the manner of conducting, the business of the Company or a change in any accounting policy or practice of the Buyer or any of its subsidiaries after the Closing;

            7. if and to the extent such loss or damage is covered by a policy of insurance;

            8. if and to the extent that a Claim arises from (or is
               increased by virtue of) any new law not in force at the date hereof or any change of a law or administrative practice which takes effect retroactively, or any decision of the courts of any jurisdiction altering the accepted interpretation of the law (including the interpretation of any legislation), or any increase in the rates of any taxes (in either case whether retrospective or otherwise);

            9. if and to the extent that a Claim gives rise to any tax relief or other similar benefit to the Buyer, the Buyer's group or affiliated companies or the Company;

9.7      Repayment

            If the Seller has made a payment in respect of a Claim under this Clause 9 and subsequent to such payment, the Buyer or the Company shall recover from a third party, including any tax authority or insurance company, any sum or benefit which is referable to the circumstances giving rise to such payment, then the Buyer shall pay, or procure that the Company pays, to the Seller the amount so recovered (less expenses incurred acquiring such payment), but not exceeding the amount of the Seller's payment.

9.8      Subrogation.

            If a third party may be liable for any claim in respect of which the Seller shall have made payment or may be obligated to make payment to the Buyer under this Clause 9 the Buyer shall provide all reasonable assistance to the Seller to enable it to pursue such Claim against such person and, to the extent the Seller shall have made payment to the Buyer in respect of such Claim, the Seller shall be entitled to full subrogation to the rights of the Buyer and/or the Company to the extent of such payment.

9.9      Exclusive Remedy.

            Except for the rights to indemnification specified in this Clause 9, each party specifically waives any other rights it may have to claim monetary or other compensation from the other party for any breach of any of the representations, warranties, undertakings, obligations or covenants of such party under this Agreement.

10.      RELIANCE

            The Buyer hereby confirms that, apart from the representations and warranties of the Seller contained in this Agreement, it has not relied upon or been induced to enter into this Agreement by any other representation or warranty (whether expressed or implied, and whether oral or written) given (or purported to be given) by or on behalf of the Seller, and accordingly all such other representations and warranties by or on behalf of the Seller, other than those set forth in this Agreement, are hereby excluded. Without prejudice to the generality of the foregoing, the Buyer expressly acknowledges that it is not entering into this Agreement in reliance upon any forecast, budget or estimate provided by the Seller or the Company relating to any profits, turnover, expenses, cash flows, assets, or liabilities of the Company, whether past or future. The Buyer furthermore acknowledges that it is an industrial buyer experienced in its business and as such well experienced in making investments in the nature of the transactions contemplated hereby.

11.      MISCELLANEOUS

11.1     Survival of Representations and Warranties.

            All representations, warranties, obligations, covenants, undertakings and promises of the parties contained in this Agreement or made pursuant to this Agreement shall survive the Closing Date and the Closing and the consummation of the transactions contemplated by this Agreement, and shall remain in force for a period of nine months after the Closing Date with the exception of Sub-Clauses 7.1, 7.8 and 7.10 which shall remain in force as set forth in Sub-Clause 9.5.a and 9.5.b.

11.2     Stamp Duty

            The stamp duty payable in connection with the sale and transfer of the Shares shall be paid by the Buyer.

11.3     Confidentiality

            Save as required for the payment of stamp duty or otherwise by law, governmental decree, applicable stock exchange rules, any other applicable regulations or any official action or by Sub-Clause 11.4 the contents of this Agreement, except for the transfer of the title to the Shares from the Seller to the Buyer, shall remain secret indefinitely.

11.4     Public Announcements

            Subject to each party's disclosure obligations imposed by law, the Buyer, GDMI and the Seller shall agree with each other regarding the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated by this Agreement and shall not issue any public announcement or statement with respect thereto prior to agreeing thereon with the other party. The parties acknowledge, that regardless of whether the parties agree on such news releases and other public information, the Seller and the Buyer have certain disclosure obligations under the Finnish Securities Market and the United States securities laws, respectively which limit the undertaking by the parties herein.

11.5     Entire Agreement; Amendment

            This Agreement and the documents referred to in this Agreement constitute the entire agreement among the parties pertaining to the subject matter of this Agreement, and supersede all prior agreements, understandings, negotiations and discussions of the parties, whether oral or written, and there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement, except as specifically set forth in or referenced by this Agreement. No amendment, supplement, modification, waiver or termination of this Agreement or such other documents shall be binding unless executed in writing by the Buyer and the Seller. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

11.6     Arbitration

            In the event that any dispute, controversy or claim arises out of or in relation to this Agreement or with respect to the breach, termination or invalidity thereof, the parties shall seek to solve the matter amicably through discussions between the parties. If the parties fail to resolve such dispute, controversy or claim by amicable written arrangement within thirty (30) days of a written notice of such controversy, claim or breach, then either party is entitled to initiate arbitration proceedings as set forth below.

            Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof and which cannot be amicably settled between the parties, other than those disputes to be submitted to the Independent Accountants pursuant to the provision of Clause 2, shall be settled by arbitration in accordance with the Rules of the Board of Arbitration of the Central Chamber of Commerce of Finland.

            The arbitral tribunal shall be composed of three (3) arbitrators, one arbitrator appointed by each party and a third arbitrator, who shall act as the chairman of the arbitral tribunal, appointed by the Board of Arbitration of the Central Chamber of Commerce of Finland. The arbitration shall be held in Tampere and the arbitration proceedings (including all legal briefs and arguments) shall be conducted in the English language. Any decision and award of the arbitrators shall be final and binding upon the parties.

            By this arbitral clause the parties expressly exclude the competence of any court of law of any instance, whether national, federal, regional, supranational or other, in any matter relating to this Agreement as well as any judicial review of any decision or award rendered under this arbitral clause; provided, however, any decision or award issued by the arbitral tribunal shall, at the request of either party, be entitled to enforcement in any court having jurisdiction. The party in whose favour an award is made shall be granted interest thereon at the rate of eight percent per annum from the date of initiation of arbitration proceedings until paid. Any fees or costs incurred during arbitration shall be shared equally by the Seller and the Buyer, with the exception of any fees or costs incurred in enforcing an arbitral award which shall be charged against the party resisting enforcement.

11.7     Notices

            All communications or notices required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of the date when actually delivered to the designated recipients of a party as set forth below (or their successors) by personal delivery, or by the postal services of Finland or the USA (by certified or registered mail, postage prepaid, return receipt requested), or by telephonic facsimile transmission confirmed by mail and addressed as follows, unless and until any of such parties notifies the others in accordance with this Sub-Clause 11.7 of a change of address:

            If to the Buyer:              Gardner Denver Machinery Inc.
                                          1800 Gardner Expressway
                                          Quincy, Illinois 62301 USA

                                          telefax: (217) 228-8260


                                          Attention: Mr. Ross J. Centanni


            If to the Seller:             Tamrock Corp.
                                          P.O. Box 256 (Kelloportinkatu 1 B)
                                          FIN-33101 Tampere Finland

                                          telefax (358) 20 544 4999
                                          Attention: Kai Miesmaki, Esq.

11.8     Further Assurances

            From time to time after the Closing Date, upon the reasonable request and at the expense of the Buyer and without any additional consideration, the Seller shall execute and deliver such further instruments of conveyance, assignment and transfer and take such further action as the Buyer may reasonably request in order to obtain the benefits and properties to be realised from this Agreement and to more effectively sell, assign, convey, transfer, reduce to possession and record title to any of the Company.

IN WITNESS WHEREOF, the parties have caused this Purchase and Sale Agreement to be duly executed as of the day and year first above written.



TAMROCK OY        GARDNER DENVER OY



GARDNER DENVER MACHINERY INC.